UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-14445

HAVERTY FURNITURE COMPANIES, INC. THRIFT PLAN

(Title of the Plan)

Haverty Furniture Companies, Inc.
780 Johnson Ferry Road
Suite 800
Atlanta, Georgia 30342

(Name and address of the issuer of the securities held pursuant to the Plan

The following Exhibit is filed as part of this Annual Report on Form 11-K:

Exhibit 23.1: Consent of Ernst & Young LLP

Audited Financial Statements and
Supplemental Schedule

Haverty Furniture Companies, Inc. Thrift Plan

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

Haverty Furniture Companies, Inc.
Thrift Plan

Audited Financial Statements
and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Executive Compensation and Employee Benefits Committee of
Haverty Furniture Companies, Inc.

We have audited the accompanying statements of net assets available for benefits of Haverty Furniture Companies, Inc. Thrift Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 19, 2004

Haverty Furniture Companies, Inc.
Thrift Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Dividends and interest receivable	$205	$5,586
Investments, at fair value	53,621,723	42,087,509
Due from broker	85,863	—

Total assets	53,707,791	42,093,095
Liabilities
Due to broker	—	57,992

Net assets available for benefits	$53,707,791	$42,035,103

See accompanying notes.

Haverty Furniture Companies, Inc.
Thrift Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions to net assets attributed to:
Contributions:
Employer	$1,347,134	$1,443,322
Participants	4,794,967	5,098,835

	6,142,101	6,542,157
Net appreciation in fair value of investments	9,163,121	—
Interest and dividends	959,801	993,648

	16,265,023	7,535,805
Deductions from net assets attributed to:
Net depreciation in fair value of investments	—	(8,715,355)
Benefit payments	(4,592,335)	(3,865,429)

	(4,592,335)	(12,580,784)

Net increase (decrease)	11,672,688	(5,044,979)
Net assets available for benefits:
Beginning of year	42,035,103	47,080,082

End of year	$53,707,791	$42,035,103

See accompanying notes.

Haverty Furniture Companies, Inc.
Thrift Plan

Notes to Financial Statements

December 31, 2003

1.  Description of the Plan

The Haverty Furniture Companies, Inc. Thrift Plan (the “Plan”) is sponsored by Haverty Furniture Companies, Inc. (the “Company” and “Plan Sponsor”). The Plan is a “qualified cash or deferred arrangement” plan under Section 401(k) of the Internal Revenue Code (the “Code”). The following description of the Plan provides only general information. Further information about the Plan is contained in the Summary Plan Description, Your Three-Part Retirement Program. Copies of this booklet are available at the Company’s Human Resources office.

J.P. Morgan Chase Bank (the “Trustee”) maintains the Plan’s assets under the terms of a trust agreement. Automatic Data Processing, Inc. Retirement Services provides record keeping services to the Plan.

On April 3, 2003, the Company issued to all Plan participants a Summary of Material Modifications to the Summary Plan Description. Effective April 7, 2003, additional restrictions were placed on purchases of Haverty Furniture Companies, Inc. common stock through the Plan via the Common Stock Fund (“the Fund”). The additional restrictions are as follows: 1) A maximum of one purchase transaction is allowed each thirty-day period; 2) Sell transactions are allowed each day, but sales out of the Fund may not exceed $50,000 in a single day; 3) The Fund cannot exceed 30% of a participant’s total account balance, or a maximum of $50,000; 4) Participants whose Fund balances currently exceed $50,000 or 30% of their total account balance must reduce their holdings; and 5) Section 16(b) reporting officers and regional managers will be prohibited from investing in the Fund.

Eligibility

Company employees become eligible for participation in the Plan after they attain 21 years of age and complete 60 days of continuous, active employment. Plan entry dates are the first day of each month. An employee who is included in a unit of employees covered by a collective bargaining agreement is excluded from participating in the Plan unless provided in the written agreement.

Haverty Furniture Companies, Inc.
Thrift Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Contributions

Eligible employees are automatically enrolled into the Plan and pre-tax contributions are withheld at 2% of eligible compensation unless the employee elects not to contribute to the Plan. Eligible employees may elect to defer up to 100% of their compensation through payroll deductions, subject to statutory limitations. Participants age 50 and older may make additional catch-up contributions to the Plan. The Company matches employee contributions at the rate of 50% for all contributions up to and including 2%, and 25% for all contributions between 3% and 6% of each participant’s annual compensation. Additional amounts may be contributed at the option of the Company’s Board of Directors.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan investment results.

Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus actual earnings thereon is based on the number of years of service with the Company. A participant is vested after five years of credited service.

Forfeitures of employer contributions are used to offset employer-matching contributions for the same and/or future Plan years. Forfeited non-vested accounts of approximately $86,600 and $89,100 were used to reduce employer contributions during the years ended December 31, 2003 and 2002, respectively.

Haverty Furniture Companies, Inc.
Thrift Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Payment of Benefits

All amounts credited to a participant’s accounts are distributed with no forfeiture upon termination of employment for death, total disability, retirement at age 65, or after completion of five or more years of service.

The participant may elect to receive the portion of his/her account that is invested in Haverty Furniture Companies, Inc. Common Stock in cash, in whole shares of stock, or a combination of the two. All other investments are paid in a cash lump sum.

Participants are eligible to receive hardship withdrawals when certain conditions are met.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation

The Plan’s investments in mutual funds and Haverty Furniture Companies, Inc. Common Stock are stated at fair value based on national exchanges. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Money market funds are stated at cost, which approximates fair value.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Purchases and sales of securities are recorded on a trade date basis.

Haverty Furniture Companies, Inc.
Thrift Plan

Notes to Financial Statements (continued)

2.  Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Administrative Expenses

The Plan Sponsor paid all administrative expenses of the Plan during 2003 and 2002.

3.  Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2003	2002
Federated Short-Term U.S. Government Fund	$4,043,683	$3,779,260
Dodge & Cox Balanced Fund	15,049,215	10,678,293
Fidelity Magellan Fund	10,797,644	7,992,928
Lord Abbett Affiliated Fund	5,776,102	3,502,288
Vanguard S&P500 Index Fund	7,960,025	5,220,626
Federated U.S. Government Security Fund	*	3,482,756
Haverty Furniture Cos., Inc. Common Stock	4,839,823	4,814,043

*	Amount less than 5%

Haverty Furniture Companies, Inc.
Thrift Plan

Notes to Financial Statements (continued)

3.  Investments (continued)

The Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year ended December 31
	2003	2002
Mutual funds	$7,382,024	$(6,957,807)
Haverty Furniture Companies, Inc. Common Stock	1,781,097	(1,757,548)

	$9,163,121	$(8,715,355)

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 16, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5.  Transactions with Parties-in-Interest

At December 31, 2003 and 2002, the Plan held 243,697 and 346,334 shares of Haverty Furniture Companies, Inc. Common Stock, respectively. The fair value of this stock at December 31, 2003 and 2002 was $4,839,823 and $4,814,043, respectively. During 2003 and 2002, the Plan received $66,788 and $75,342, respectively, in dividends on Haverty Furniture Companies, Inc. Common Stock.

Haverty Furniture Companies, Inc.
Thrift Plan

Notes to Financial Statements (continued)

6.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Supplemental Schedule

Haverty Furniture Companies, Inc.
Thrift Plan

EIN: 58-0281900 Plan No.: 003
Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2003

	(b)
	Identity of Issue, Borrower,	(c)	(e)
(a)	Lessor or Similar Party	Description of Investment	Current Value
*	J.P. Morgan Chase Bank	Money Market Fund	$164,148
	Federated Short-Term U.S. Government Fund	Money Market Fund	4,043,683
	Federated U.S. Government Security Fund	Mutual Fund	2,142,495
	Dodge & Cox Balanced Fund	Mutual Fund	15,049,215
	Fidelity Magellan Fund	Mutual Fund	10,797,644
	Lord Abbett Affiliated Fund	Mutual Fund	5,776,102
	T. Rowe Price Small Cap Stock	Mutual Fund	2,234,556
	American Funds Europacific Growth	Mutual Fund	614,032
	Vanguard S&P 500 Index Fund	Mutual Fund	7,960,025
*	Haverty Furniture Companies, Inc.	Common Stock	4,839,823

			$53,621,723

*	Indicates a party-in-interest to the Plan.

     Note: Column (d) has not been presented as that information is not required.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAVERTY FURNITURE COMPANIES, INC., THRIFT PLAN

	By:	HAVERTY FURNITURE COMPANIES, INC.

Date: June 28, 2004	By:	/s/ Bonnie A. Webb Bonnie A. Webb Assistant Vice President, Human Resources and Assistant Secretary